93

03007149

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Everock Explorations

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5763 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/5/03

EXEMPTION #
82- 5163

AR/S
9-30-02

03 MAR -3 AM 7:21

Consolidated Financial Statements of

CANADIAN EVEROCK EXPLORATIONS INC.

Year ended September 30, 2002

(Audited – See Notes to Financial Statements)

Index	Page
Auditor's Report to the Shareholders	2
Balance Sheet	3
Statement of Operations and Deficit	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9

Wm. Andrew Campbell C.A.
600 - 56 Temperance St.,
Toronto, Ontario
M5H 3V3

Tel.: (416) 363-6273
Fax: (416) 363-9982

Auditor's Report to the Shareholders

I have audited the consolidated balance sheets of Canadian Everock Explorations Inc. as at September 30, 2002 and 2001 and the consolidated statements of operations and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

(Signed "Wm. Andrew Campbell")
Chartered Accountant
Toronto, Ontario
January 21, 2003

CANADIAN EVEROCK EXPLORATIONS INC.

Consolidated Balance Sheets
(Audited – See Notes to Financial Statements)
September 30, 2002 and 2001

Assets

	2002	2001
CURRENT		
Accounts receivable	$ 100	$ 100
Prepaid expenses	-	10,217
	100	10,317
OTHER		
Mineral resource properties (note 3)	20,000	20,000
Goodwill (note 4)	75,000	-
	95,000	20,000
	$ 95,100	$ 30,317

Liabilities

	2002	2001
CURRENT		
Bank indebtedness	$ -	$ 61
Accounts payable and accrued liabilities	5,825	4,501
Total Liabilities	5,825	4,562

Shareholders' Equity

	2002	2001
SHARE CAPITAL (note 5)	304,600	205,100
DEFICIT (Page 4)	(215,325)	(179,345)
	89,275	25,755
	$ 95,100	$ 30,317

Approved on behalf of the Board:

Signed: "Gabriel Regev" ______________, Director

Signed : "Robert Silverman" ______________, Director

CANADIAN EVEROCK EXPLORATIONS INC.

Consolidated Statements of Operations and Deficit
Years ended September 30, 2002 and 2001
(Audited – see Notes to Financial Statements))

	2002	2001
OPERATING EXPENSES		
Management fees	$ 3,600	$ 6,625
Office, general & administration	15,200	11,735
Legal & audit	9,957	13,375
Shareholders' information	7,223	752
	35,980	22,487
NET (LOSS) FOR THE YEAR	(35,980)	(22,487)
(DEFICIT), BEGINNING OF YEAR	(179,345)	(156,858)
(DEFICIT), END OF YEAR	$ (215,325)	$ (179,345)
(LOSS) PER SHARE	$ (0.01)	$ (0.01)

CANADIAN EVEROCK EXPLORATIONS INC

Consolidated Statements of Cash Flows
Year ended September 30, 2002 and 2001
(Audited – See Notes to Financial Statements)

	2002	2001
CASH PROVIDED BY (USED FOR)		
Net (Loss) for the year	$ (35,980)	$ (22,487)
Net change in non-cash operating working capital balances (note 6)	11,541	4,487
(Used in) Operating Activities	(24,439)	(26,974)
FINANCING ACTIVITIES		
Issuance of common shares	24,500	-
Provided by Financing Activities	24,500	-
INCREASE (DECREASE) INCREASE IN CASH	61	(26,974)
CASH, BEGINNING OF YEAR	(61)	26,913
CASH, END OF YEAR	$ -	$ (61)

CANADIAN EVEROCK EXPLORATIONS INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

1. NATURE OF BUSINESS AND GOING CONCERN CONSIDERATIONS

Canadian Everock Explorations Inc. was incorporated under the Ontario Business Corporations Act. The Company was incorporated on September 29, 1999 as Digital Cybernet Corporation and changed its name to Canadian Everock Explorations Inc. on November 20, 2000.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the expenditures and the resource properties is dependent upon the existence of economically recoverable ore reserves and the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

If the going concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets, liabilities and expenses in these financial statements.

2. SUMMARY OF SUGNIFICANT ACCOUNTING POLICIES

(a) Resource properties

Acquisition costs of resource properties together with exploration, development and certain administration expenditures are deferred in the financial statements until such time as the property is brought into commercial production, sold or abandoned.

Once commercial production has been reached, depletion is provided based on proven ore reserves using the units-of-production basis. Should a property be sold or abandoned the acquisition costs and deferred exploration expenditures are written off.

(b) Income taxes

The Company uses the liability method of accounting for income taxes. Future income tax related to the expected consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment.

(c) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(d) Financial instruments

Financial instruments are initially recorded at historic cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the asset is written down to its fair value. Unless otherwise indicated, the fair values of financial instruments approximate their recorded amounts. The fair value of cash, accounts receivable and current liabilities approximate their recorded amounts because of the short period of receipt or payment of cash.

CANADIAN EVEROCK EXPLORATIONS INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

2. SUMMARY OF SUGNIFICANT ACCOUNTING POLICIES (continued)

(h) Loss per share

The loss per share is calculated by dividing the loss applicable to common shares by the weighted average number of shares outstanding during the year.

Outstanding stock options and common share purchase warrants would have no dilutive effect on the loss per share.

(i) Administrative expense

Administrative expenses not related to exploration and development activities are charged to operations. Those administrative expenses, which are incurred by the Company on exploration and development activities, are allocated to mining expenditures incurred during the year

3. RESOURCE PROPERTIES

Goldfeast Property – Bristol, Carscallen, Godfrey and Turnbll Townships, Porcupine Mining Division, Ontario – 7.5%	2002	2001
Acquisition costs	$ 25,000	$ 25,000
	$ 25,000	$ 25,000

During the 2001 – fiscal year end the Company acquired a 7.5% interest in 14 contiguous claim (the "Goldfeast property") blocks totaling 46 units in Bristol, Carscallen, Godfrey and Turnbull Townships, Porcupine Mining Division, Ontario by the issuance of 100,000 common shares at a price per share of $0.20 per share The property is subject to a 2% (NSR) Net Smelter return royalty.

CANADIAN EVEROCK EXPLORATIONS INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

4. GOODWILL

At a meeting of shareholders on November 20, 2000, approval of the acquisition of 100% of the common shares of a private company in exchange for the issuance of 7,500,000 common shares of the Company was ratified. On May 17, 2002, the Company and the private company signed an amending agreement whereby the shares will not become valid, freely transferable, voting and part of the Company's "Paid –Up-Capital until the expiry of a discretionary due diligence period prior to June 30, 2002. On the date of completion, the shares were deemed to be issued for a consideration of $0.01 per share for deemed proceeds of $75,000.

On November 20, 2000, the private company held various options to acquire certain mining claims in the Carmin and Langmuir Townships, Ontario and a 100% interest in 256 hectres of oil and gas properties in Alberta. These options expired prior to June 30, 2002.

The acquisition of the private company has been accounted for using the purchase method of accounting as the exchange of shares leaves the Company with a majority of the voting shares after the acquisition. Using this method of accounting the Company is deemed to be the purchaser and accordingly, the assets were brought forward at their book value. In addition the assets of the private company have been recorded at their fair market value.

The net assets acquired are as follows:

Goodwill	$ 75,000
	$ 75,000
Issuance of 7,500,000 common shares	$ 75,000
	$ 75,000

5. SHARE CAPITAL

(a) Authorized: an unlimited number of common shares

(b) Issued and outstanding	Number	Amount
Common shares – September 30, 2000	12,060,000	205,100
Issuances in 2001:		
Issued for resource property	100,000	20,000
Common shares – September 30, 2001	12,160,000	205,100
Issuances in 2002:		
Issued for cash (c)	24,500,000	24,500
Issued for 100% of shares of Eclipse Mining Corporation (note 4)	7,500,000	75,000
Common shares – September 30, 2002	44,160,000	$ 280,100

(c) These shares are subject to restriction from resale for one year from the date of issuance September 25, 2002.

CANADIAN EVEROCK EXPLORATIONS INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL

Cash Provided by (used for):	2002	2001
Prepaid expenses and deposits	$ 10,217	$ -
Accounts payable and accrued liabilities	1,324	(4,487)
Common shares – September 30, 2002	11,541	$ (4,487)

7. FUTURE INCOME TAXES

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 43% (2000-43%) to the net loss for the year. The reason for the difference is as follows:

	2002	2001
Income tax recovery based on statutory rate	$ 13,000)	$ (9,700)
Unrecorded tax benefit of losses	13,000	9,700
	$ -	$ -

At September 30, 2002, the Company had non-capital losses carried forward of approximately $210,200 which have not been recognized in these financial statements. The non-capital losses may be utilized to reduce future years' taxable income and expire as follows:

2007	$ 156,858
2008	22,487
2009	30,855
	$ 210,200

8. SUBSEQUENT EVENTS

On November 26, 2002, the Company changed its name to Everrock Inc. and announced a share Consolidation on the basis of 1 for 9.5.